NSAR Questions 77I

The Leuthold Core Investment Fund issued a second class of shares, Institutional Class shares, and renamed the initial class as Retail Class Shares on January 31, 2006. The Retail Shares and Institutional Shares represent an interest in the same assets of the Leuthold Core Investment Fund, have the same rights and are identical in all material respects except that (1) Retail Shares bear annual service fees and Institutional Shares are not subject to such fees; (2) Institutional Shares are available only to shareholders who invest directly in the Leuthold Core Investment Fund or who invest through a broker-dealer, financial institution or servicing agent that does not receive a service fee from the Leuthold Core Investment Fund or the Adviser; and (3) that the Board of Directors may elect to have certain expenses specific to the Retail Shares or Institutional Shares be borne solely by the Class to which such expenses are attributable, but any expenses not specifically allocated to the Retail Shares or Institutional Shares shall be allocated to each such Class on the basis of the net asset value of that Class in relation to the net asset value of the Leuthold Core Investment Fund.